Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

NuVasive’s Agreement to Combine with Globus Medical:

FAQs for NuVasive employees

(revised February 20, 2023)

The information in this document is intended to help address questions NuVasive employees may have regarding the announced combination of NuVasive and Globus Medical (“Globus”). Please note that the below is a summary of responses to specific questions and, as always, NuVasive, Globus and each of their respective affiliates reserve the right to amend or terminate any compensation or benefit plans in accordance with their terms and applicable law, and any summary of any such plan or the merger agreement is qualified in its entirety by the terms of the underlying document. In the event of any conflict between this communication and the underlying document, the underlying document will govern.

UPDATED QUESTIONS (updated Feb. 20, 2023)

Q: Will there be any layoffs in connection with the transaction?

•	There are no changes to job roles or responsibilities.

•	As we progress toward the closing of the transaction, we are continuing to operate as usual.

•	This transaction is about growth, and we expect that to be reflected in the growth of our employee base.

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The integration planning process includes evaluating all existing roles and people, and identifying the best talent and organizational structure to deliver on the vision of the combined company post-close. The combined company will benefit from the combined experiences and expertise of NuVasive and Globus employees.

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Our current NuVasive severance policies are in place today, and will remain in place, unchanged, for six months after the closing of the transaction. Globus severance policies will take effect after that six month period.

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We know that employees may be concerned about what impact the transaction may have on them, and we are committed to keeping you updated as integration planning progresses. For now, it is business as usual and important that we remain focused on serving our patients and ensuring NuVasive’s continued success.

Q: Will there be any changes to employee compensation and benefits programs?

•	Employee compensation and benefits programs are continuing as usual until close.

•	Both companies are committed to competitive compensation and benefits programs that enable us to attract and retain top talent, and that commitment will remain.

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In addition, Globus has agreed that, for six months after closing, base salaries for NuVasive employees will be protected at pre-closing levels, and NuVasive employees will receive target cash incentive and long-term incentive opportunities and aggregate employee benefits (other than severance and termination benefits) no less favorable than those provided to similarly situated Globus employees.

•	Severance and termination benefits will be provided as described in the question above.

Q: Is there an impact to NuVasive’s 2022 annual company bonus payout?

•	There is no impact to NuVasive’s 2022 annual company bonus payout as part of this transaction.

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Employees who participate in the annual company bonus plan will learn of the funding levels during their pay- for-performance conversations with their manager (between Feb. 23—Mar. 2) and can expect payout in early March (March 8 for U.S. employees; varies by country).

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NuVasive will also have a 2023 annual corporate bonus plan. Given the news of the combination, we have changed our 2023 annual corporate bonus plan design to focus solely on net sales performance. This is in support of business continuity and ensuring topline focus during this period.

•	More information on the NuVasive 2023 annual corporate bonus plan will be provided in the coming weeks.

Q: What is the impact to unvested RSUs and PRSUs held by NuVasive employees?

•	There is no impact to your unvested RSUs and PRSUs prior to the closing of the transaction.

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Unvested RSUs and PRSUs held by NuVasive employees will be assumed by Globus and, post-closing, will continue to vest in accordance with the terms of the award agreement, except that, instead of receiving NuVasive stock upon vesting, holders will receive shares of Globus stock based on the 0.75 exchange ratio.

•

In addition, at the closing, the performance goals applicable to employee PRSUs will generally be deemed met at 100% of target, and the assumed PRSUs will no longer be subject to performance-based vesting conditions and will be subject solely to service-based vesting conditions.

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The award agreements for RSUs and PRSUs held by NuVasive employees provide for “double trigger” vesting, which means that if, following the closing of the merger, your employment is terminated by Globus other than for “cause” (as defined in your award agreement), the awards will vest in full in accordance with their terms.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

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Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing or at all, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S- 4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S- 4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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